UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-37889

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this report on Form 6-K (the “Report”) is Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related notes thereto for TOP Ships Inc. (the "Company"), as of and for the six months ended June 30, 2024.

The information contained in this Report is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-267170, 333-268475 and 333-267545).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this Report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection with this safe harbor legislation. This Report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this Report, the words "anticipate," "believe," "expect," "intend," "estimate," "forecast," "project," "plan," "potential," “continue,” “possible,” “likely,” "may," "should," and similar expressions identify forward-looking statements.

The forward-looking statements in this Report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these assumptions and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the following:

•
our ability to maintain or develop new and existing customer relationships with major refined product importers and exporters, major crude oil companies and major commodity traders, including our ability to enter into long-term charters for our vessels;

•	our future operating and financial results;
•	our future vessel acquisitions, our business strategy and expected and unexpected capital spending or operating expenses, including any dry-docking, crewing, bunker costs and insurance costs;
•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•	oil and chemical tanker industry trends, including fluctuations in charter rates and vessel values and factors affecting vessel supply and demand;
•
our ability to take delivery of, integrate into our fleet, and employ any newbuildings we have ordered or may acquire or order in the future and the ability of shipyards to deliver vessels on a timely basis;

•	the aging of our vessels and resultant increases in operation and dry-docking costs;
•	the ability of our vessels to pass classification inspections and vetting inspections by oil majors and big chemical corporations;
•	significant changes in vessel performance, including increased vessel breakdowns;
•	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;
•	our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all;
•	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof;

•	our ability to maintain the listing of our common shares on NYSE or another trading market;
•	our ability to comply with additional costs and risks related to our environmental, social and governance policies;
•	potential liability from litigation, including purported class-action litigation;
•	changes in general economic and business conditions;
•
general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events, including “trade wars”, piracy, acts by terrorists or major disease outbreaks such as the recent worldwide coronavirus outbreak;

•	changes in production of or demand for oil and petroleum products and chemicals, either globally or in particular regions;
•	the strength of world economies and currencies, including fluctuations in charterhire rates and vessel values;
•	potential liability from future litigation and potential costs due to our vessel operations, including due to discharge of pollutants, any environmental damage and vessel collisions;
•
the length and severity of public health threats, epidemics and pandemics, including the global outbreak of the novel coronavirus (“COVID-19”) (and various variants that may emerge), and other disease outbreaks and their impact on the demand for commercial seaborne transportation and the condition of the financial markets and governmental responses thereto;

•
international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars or other conflicts, including the war in Ukraine, the war between Israel and Hamas or the Houthi crisis in and around the Red Sea; and

•	other important factors described from time to time in the reports filed by us with the U.S. Securities and Exchange Commission, or the SEC.

Any forward-looking statements contained herein are made only as of the date of this Report, and except to the extent required by applicable law or regulation we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Date: August 9, 2024	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

The following management's discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations for the six months ended June 30, 2023 and 2024, and should be read in conjunction with our historical unaudited interim condensed consolidated financial statements and related notes included in this filing. For additional background information, please see our annual report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 29, 2024.

This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section "Risk Factors" included in our Annual Report on Form 20-F filed with the SEC on March 29, 2024.

Overview

We are an international owner and operator of modern, fuel efficient eco tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. As of June 30, 2024, our fleet consisted of one 50,000 dwt product/chemical tanker, the M/T Eco Marina Del Ray, five 159,000 dwt Suezmax tankers, the M/T Eco Bel Air, M/T Eco Beverly Hills, M/T Eco West Coast, M/T Eco Malibu and M/T Eco Oceano CA, and two 300,000 dwt VLCC tankers the M/T Julius Caesar and M/T Legio X Equestris. We also own 50% interests in two 50,000 dwt product/chemical tankers, M/T Eco Yosemite Park and M/T Eco Joshua Park.

We intend to continue to review the market in order to identify potential acquisition targets on accretive terms.

We believe we have established a reputation in the international ocean transport industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets of tankers and who have strong ties to a number of national, regional and international oil companies, charterers and traders.

A.	Operating Results

For additional information, please see our annual report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 29, 2024, "Item 5. Operating and Financial Review and Prospects."

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

The following table depicts changes in the results of operations for the six months ended June 30, 2024 compared to the six months ended June 30, 2023.

	Six Month Period Ended June 30,		Change
	2023	2024	June 30, 2023 vs June 30, 2024
	($ in thousands)%
Revenues	41,145	42,066	921	2%
Voyage expenses	804	1,163	359	45%
Operating lease expenses	5,378	5,406	28	1%
Other vessel operating expenses	9,624	9,451	(173)	-2%
Vessel depreciation	7,175	6,673	(502)	-7%
Management fees-related parties	1,092	1,128	36	3%
General and administrative expenses	799	810	11	1%
Dry-docking costs	-	3,153	3,153	100%
Operating income	16,273	14,282	(1,991)	-12%
Interest and finance costs	(10,528)	(12,728)	(2,200)	21%
Equity (losses)/ gains in unconsolidated joint ventures	(29)	4	33	100%
Interest Income	58	381	323	557%
Total other expenses, net	(10,499)	(12,343)	(1,844)	18%
Net income	5,774	1,939	(3,835)	-66%

Period in Period Comparison of Operating Results

1.	Voyage expenses

During the six months ended June 30, 2024, Voyage expenses increased by $0.4 million, or 45%, compared to the same period in 2023. This increase was mainly due to $0.4 million of bunker expenses in the period ended June 30, 2024 absent in 2023. These bunker expenses were incurred by the three vessels (see below) that underwent their scheduled drydock in the period ended June 30, 2024 (during the offhire period from the time charter due to drydock, the  charterer does not bear the cost  of bunkers).

2.	Vessel depreciation

During the six months ended June 30, 2024, Vessel depreciation decreased by $0.5 million, or 7%, compared to the same period in 2023. This decrease was mainly due to the increase in the estimated scrap (or salvage) value of our vessels from $300 to $430 per lightweight ton (please see the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2024 – "Note - Significant Accounting Policies" included elsewhere in this document).

3.	Dry-docking costs

In the six months ended June 30, 2024, we incurred $3.2 million of Dry-docking costs due to the scheduled mainenance requirement of three of our vessels, namely M/T Eco Bel Air, M/T Eco Beverly Hills and M/T Eco Marina Del Ray.

4.	Interest and finance costs

During the six months ended June 30, 2024, Interest and finance costs increased by $2.2 million, or 21%, compared to the same period in 2023 mainly due to an increase of $1.4 million in interest costs and another $0.7 million increase in amortization of deferred financing fees mainly due to the fact that we increased the leverage of five of our vessels (M/Ts Eco Marina Del Ray, Eco West Coast, Eco Malibu, Julius Caesar and Legio X Equestris) between December 2023 and May 2024 by a total of $53.3 million. This resulted in  increased interest expense and an increase in deferred financing fees leading to increased amortization of deferred financing fees. Finally, during the six months ended June 30, 2024 amortization of debt discount relating to the amortization of the Vessel fair value participation liability in connection with the Cargill facility increased by $0.1 million compared to the same period in 2023.

Non-US GAAP Measures

This Report describes earnings before interest, taxes, depreciation and amortization (EBITDA), which is not a measure prepared in accordance with U.S. GAAP (i.e., a “Non-U.S. GAAP” measure). We define EBITDA as earnings before interest, taxes, depreciation and amortization.

EBITDA is a non-U.S. GAAP financial measure that is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that this non-U.S. GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. This is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength.

EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. EBITDA as presented below may not be comparable to similarly titled measures of other companies. See below for a reconciliation of EBITDA to Net Income, the most directly comparable U.S. GAAP measure.

Reconciliation of Net Income to EBITDA

	Six months ended June 30,
(Expressed in thousands of U.S. Dollars)	2023	2024

Net Income	5,774	1,939

Add: Vessel depreciation	7,175	6,673
Add: Interest and finance costs	10,528	12,728
Less: Interest Income	(58)	(381)

EBITDA	23,419	20,959

Recent Developments

On July 12, 2024 Top Mega Yachts Inc., an 100% subsidiary of ours, entered into a share purchase agreement (“SPA”) for the purchase of the company Seawolf Ventures Limited (the “SPV”), a company affiliated with Mr. Evangelos J. Pistiolis, our President and Chief Executive Officer, (the “Seller”), which owns the M/Y Para Bellvm (the “Transaction”). The closing date of the Transaction is set to October 15, 2024 (“Closing Date”), whereby the yacht will be delivered to us.

The M/Y Para Bellvm is a Marshall Islands flagged motor yacht with a gross tonnage of 499 tons. The consideration of the purchase was $20.0 million and is payable as follows:

•
The consideration of the No-Shop LOI ($1.0 million) was applied against the consideration payable on signing of the SPA (please see the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2024 – "Note - Transactions with Related Parties" included elsewhere in this document);

•	An amount of $10.1 million (the “First Installment”) was paid to the Seller on July 12, 2024;
•	An amount of $1.1 million (the “Second Installment”) shall be paid to the Seller on a date that is no later than 30 days after the First Installment;
•	An amount of $1.1 million (the “Third Installment”) shall be paid to the Seller on a date that is no later than 30 days after the Second Installment;
•	An amount of $1.1 million (the “Fourth Installment”) shall be paid to the Seller on a date that is no later than 30 days after the Third Installment;
•	An amount of $1.1 million (the “Fifth Installment”) shall be paid to the Seller on a date that is no later than 30 days after the Fourth Installment;
•	An amount of $1.1 million (the “Sixth Installment”) shall be paid to the Seller on a date that is no later than 30 days after the Fifth Installment;
•	An amount of $2.1 million (the “Seventh Installment”) shall be paid to the Seller on a date that is no later than 30 days after the Sixth Installment;
•
An amount of $1.3 million including any adjustments for working capital of the SPV as of the Closing Date (the “Final Installment”) shall be paid to the Seller on a date that is no later than 30 days after the Seventh Installment.

The Transaction was approved by a special committee of our board of directors, (the "Transaction Committee"), of which all of the directors were independent. In the course of its deliberations, the Transaction Committee hired and obtained a fairness opinion from an independent financial advisor.

B.	Liquidity and Capital Resources

Since our formation, our principal sources of funds have been equity provided by our shareholders through equity offerings or at the market sales, operating cash flow and long-term borrowing including sale and leaseback agreements, and short-term borrowing. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations and fund working capital requirements.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. Our practice has been to acquire vessels using a combination of funds received from equity investors, bank debt secured by mortgages on our vessels and funds from sale and leaseback agreements. Future acquisitions are subject to management's expectation of future market conditions, our ability to acquire vessels on favorable terms and our liquidity and capital resources.

As of June 30, 2024, we had an indebtedness of $266.2 million, which after excluding unamortized financing fees amounts to a total indebtedness of $272.7 million (please see the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2024 – "Note - Debt" included elsewhere in this document). As of June 30, 2024, our cash and cash equivalent balances amounted to $20.8 million, held in U.S. Dollar accounts, $4.0 million of which are classified as restricted cash.

Working Capital Requirements and Sources of Capital

As of June 30, 2024, we had a working capital deficit (current assets less current liabilities) of $12.2 million. A significant part of the working capital deficit relates to pre-collected revenue presented in Unearned revenue ($6.7 million). This amount represents a current liability that does not require future cash settlement. As disclosed under “Recent Developments”, we have entered into a share purchase agreement for the purchase of the company Seawolf Ventures Limited, a company affiliated with Mr. Evangelos J. Pistiolis, which owns the M/Y Para Bellvm for a consideration of $20.0 million, payable in installments up to February 12, 2025. Out of this commitment, as of the date of this report, we have already settled $11,100.

As of the date of this annual report our cash flow projections indicate that cash on hand and cash to be provided by operating activities will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after June 30, 2024 (please see the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2023 – "Note - Going Concern" included elsewhere in this document).

Our operating cash flow for the remainder of 2024 is expected to decrease when compared to the same period in 2023, since we have increased the leverage in five of our vessels (M/Ts Eco Marina Del Ray, Eco West Coast, Eco Malibu, Julius Caesar and Legio X Equestris) and as such we expect increased interest expenses (provided that interest rate expectations for 2024 remain as they are as of the date of this report). This is estimated to be partially offset by the increased time charter rate of M/T Marina Del Ray and by the estimated operating cashflow contribution of the M/Y Para Bellvm from October 2024 onwards.

Cash Flow Information

Unrestricted cash and cash equivalents were $9.6 million and $16.8 million as of June 30, 2023 and 2024, respectively.

Net Cash from Operating Activities.

Net cash provided by operating activities decreased by $6.3 million, during the six months ended June 30, 2024 to $6.7 million, compared to $13.0 million for the six months ended June 30, 2023.

Net Cash from Investing Activities.

Net cash used in investing activities in the six months ended June 30, 2024 was $0.1 million, consisting of $1.0 million of cash paid for advances for asset acquisition from related parties offset by $0.9 million of return of investments in unconsolidated joint ventures.

Net Cash from Financing Activities.

Net cash used in financing activities in the six months ended June 30, 2024 was $25.8 million, consisting of $126.6 million of principal payments and prepayments of long term, $43.9 million of redemptions of preferred shares, $28.0 million of prepayments of short term debt, $5.0 million of repayment of Vessel fair value participation liability and $3.3 million in payments of financing costs, offset by $153.0 million of proceeds from long term debt and $28.0 million of proceeds from short term debt.

TOP SHIPS INC.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2023 AND JUNE 30, 2024
(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	June 30,
	2023	2024
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	35,956	16,799
Trade accounts receivable	317	1,752
Prepayments and other	1,545	1,569
Inventories	915	945
Total current assets	38,733	21,065

FIXED ASSETS:
Vessels, net (Note 4)	374,710	368,037
Right of use assets from operating leases	19,476	14,676
Other fixed assets, net	505	505
Total fixed assets	394,691	383,218

OTHER NON CURRENT ASSETS:
Restricted cash	4,000	4,000
Investments in unconsolidated joint ventures	19,635	18,699
Deposit asset	2,000	2,000
Advances for asset acquisition to related party (Note 5)	-	1,000
Trade accounts receivable, non-current	-	237
Deferred charges	130	-
Total non-current assets	25,765	25,936

Total assets	459,189	430,219

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt (Note 7)	12,418	13,993
Due to related parties (Note 5)	4,648	-
Accounts payable	1,356	1,348
Accrued liabilities	2,355	3,492
Unearned revenue	6,615	6,747
Current portion of Operating lease liabilities (Note 6)	8,980	7,669
Vessel fair value participation liability (Note 7)	5,000	-
Total current liabilities	41,372	33,249

NON-CURRENT LIABILITIES:

Non-current portion of long-term debt (Note 7)	228,080	252,214
Non-current portion of Operating lease liabilities (Note 6)	6,357	3,178
Other non-current liabilities	-	237
Total non-current liabilities	234,437	255,629

COMMITMENTS AND CONTINGENCIES (Note 8)

Total liabilities	275,809	288,878

MEZZANINE EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; 3,659,627 and 0 Series F Shares issued and outstanding at December 31, 2023 and June 30, 2024, respectively (Note 5)	37	-
Preferred stock, Paid-in capital in excess of par	43,879	-
Total mezzanine equity	43,916	-

STOCKHOLDERS’ EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; of which 100,000 Series D shares were outstanding at December 31, 2023 and June 30, 2024	1	1
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 4,626,197 shares issued and outstanding at December 31, 2023 and June 30, 2024	46	46
Additional paid-in capital	451,157	451,095
Accumulated deficit	(311,740)	(309,801)
Total stockholders’ equity	139,464	141,341

Total liabilities, mezzanine equity and stockholders’ equity	459,189	430,219

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024
(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six Months Ended
	June 30,	June 30,
	2023	2024
REVENUES:

Time charter revenues	$36,710	$37,607
Time charter revenues from related parties (Note 5)	4,435	4,459
Total revenues	41,145	42,066

EXPENSES:

Voyage expenses (including $514 and $508, respectively, to related party)	804	1,163
Operating lease expenses	5,378	5,406
Other vessel operating expenses	9,624	9,451
Vessel depreciation	7,175	6,673
Management fees-related parties (Note 5)	1,092	1,128
Dry-docking costs (including $- and $74, respectively, to related party)	-	3,153
General and administrative expenses	799	810

Operating income	16,273	14,282

OTHER INCOME (EXPENSES):

Interest and finance costs	(10,528)	(12,728)
Interest income	58	381
Equity (losses)/gains in unconsolidated joint ventures	(29)	4

Total other expenses, net	(10,499)	(12,343)

Net income and comprehensive income	5,774	1,939

Less: Dividends of preferred shares (Note 5)	(3,485)	-

Net income and comprehensive income attributable to common shareholders	2,289	1,939

(Loss)/Earnings per common share, basic (Note 10)	1.54	0.42
(Loss)/Earnings per common share, diluted (Note 10)	1.19	0.42

Weighted average common shares outstanding, basic (Note 10)	1,482,756	4,626,197
Weighted average common shares outstanding, diluted (Note 10)	2,756,619	4,626,197

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF MEZZANINE AND STOCKHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024
(Expressed in thousands of U.S. Dollars – except number of shares and per share data)

	Mezzanine Equity			Stockholder’s Equity
				Preferred Stock		Common Stock		Additional		Total
	# of Shares	Par Value	Paid-in Capital	# of Shares	Par Value	# of Shares	Par Value	Paid – in Capital	Accumulated Deficit	stockholders’ equity
BALANCE, December 31, 2022	5,864,200	59	86,292	100,000	1	857,908	103	428,374	(317,806)	110,672
Net Income	-	-	-	-	-	-	-	-	5,774	5,774
Issuance of common stock pursuant to equity offerings	-	-	-	-	-	837,098	8	12,573	-	12,581
Exercise of Warrants, net of fees	-	-	-	-	-	500	-	12	-	12
Redemptions of preferred shares	(2,191,121)	(22)	(26,271)	-	-	-	-	-	-	-
Dividends of Preferred Shares	-	-	-	-	-	-	-	(3,485)	-	(3,485)
BALANCE, June 30, 2023	3,673,079	37	60,021	100,000	1	1,695,506	111	437,474	(312,032)	125,554

	Mezzanine Equity			Stockholder’s Equity
				Preferred Stock		Common Stock		Additional		Total
	# of Shares	Par Value	Paid-in Capital	# of Shares	Par Value	# of Shares	Par Value	Paid – in Capital	Accumulated Deficit	stockholders’ equity
BALANCE, December 31, 2023	3,659,627	37	43,879	100,000	1	4,626,197	46	451,157	(311,740)	139,464
Net Income	-	-	-	-	-	-	-	-	1,939	1,939
Equity offering costs (Note 9)	-	-	-	-	-	-	-	(62)	-	(62)
Redemptions of preferred shares (Note 5)	(3,659,627)	(37)	(43,879)	-	-	-	-	-	-	-
BALANCE, June 30, 2024	-	-	-	100,000	1	4,626,197	46	451,095	(309,801)	141,341

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024
(Expressed in thousands of U.S. Dollars)

	Six months ended June 30,
	2023	2024
Net Cash provided by Operating Activities	13,023	6,713

Cash Flows from Investing Activities:
Returns of investments in unconsolidated joint ventures	1,340	936
Advances for asset acquisition from related parties (Note 5)	-	(1,000)
Net Cash provided by/(used in) Investing Activities	1,340	(64)

Cash Flows from Financing Activities:
Proceeds from debt	-	153,000
Principal payments of debt	(7,813)	(28,707)
Prepayment of debt	-	(97,876)
Proceeds from equity offerings, gross (Note 9)	13,561	-
Equity offerings costs	(1,260)	(40)
Dividends of Preferred shares (Note 5)	(3,485)	-
Payment of financing costs	-	(3,311)
Redemption of preferred shares	(26,293)	(43,916)
Proceeds from warrant exercises, net	12	-
Proceeds from short-term debt	-	28,000
Prepayments of short-term debt	-	(28,000)
Repayment of Vessel fair value participation liability	-	(4,956)
Net Cash (used in) Financing Activities	(25,278)	(25,806)

Net decrease in cash and cash equivalents and restricted cash	(10,915)	(19,157)

Cash and cash equivalents and restricted cash at beginning of year	24,544	39,956

Cash and cash equivalents and restricted cash at end of the period	13,629	20,799

Cash breakdown
Cash and cash equivalents	9,629	16,799
Restricted cash, non-current	4,000	4,000

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	8,814	9,137
Equity issuance costs included in liabilities	-	22
Finance fees included in Accounts payable/Accrued liabilities/Due to related parties	16	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Top Ships Inc. and its wholly owned subsidiaries (collectively the “Company”). Ocean Holdings Inc. was formed on January 10, 2000, under the laws of Marshall Islands and was renamed to Top Tankers Inc. and Top Ships Inc. in May 2004 and December 2007, respectively. The Company is an international provider of worldwide oil, petroleum products and bulk liquid chemicals transportation services.

As of June 30, 2024, the Company was the sole owner of all outstanding shares of the following subsidiary companies. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold and that remain dormant for the periods presented in these unaudited interim condensed consolidated financial statements as well as intermediary companies that are 100% subsidiaries of the Company that own shipowning companies.

Companies	Date of Incorporation	Country of Incorporation	Activity
Top Tanker Management Inc.	May 2004	Marshall Islands	Management company
Rubico Inc.	August 2022	Marshall Islands	Holding company (dormant)
Top Mega Yachts Inc.	March 2024	Marshall Islands	Holding company (dormant)

Wholly owned Shipowning Companies (“SPC”) with vessels in operation during period ended June 30, 2024		Date of Incorporation	Country of Incorporation	Vessel	Delivery Date
1	PCH Dreaming Inc.	January 2018	Marshall Islands	M/T Eco Marina Del Ray	March 2019
2	South California Inc.	January 2018	Marshall Islands	M/T Eco Bel Air	April 2019 (sold and leased back in 2020)
3	Malibu Warrior Inc.	January 2018	Marshall Islands	M/T Eco Beverly Hills	May 2019 (sold and leased back in 2020)
4	Roman Empire Inc.	February 2020	Marshall Islands	M/T Eco West Coast	March 2021
5	Athenean Empire Inc.	February 2020	Marshall Islands	M/T Eco Malibu	May 2021
6	Eco Oceano Ca Inc.	December 2020	Marshall Islands	M/T Eco Oceano Ca	March 2022
7	Julius Caesar Inc.	May 2020	Marshall Islands	M/T Julius Caesar	January 2022
8	Legio X Inc.	December 2020	Marshall Islands	M/T Legio X Equestris	March 2022

As of June 30, 2024, the Company was the owner of 50% of outstanding shares of the following companies.

	SPC	Date of Incorporation	Country of Incorporation	Vessel	Delivery Date
1	California 19 Inc.	May 2019	Marshall Islands	M/T Eco Yosemite Park	March 2020
2	California 20 Inc.	May 2019	Marshall Islands	M/T Eco Joshua Park	March 2020

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 29, 2024.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2024 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2024.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
2.	Significant Accounting Policies:

A discussion of the Company’s significant accounting policies can be found in the Company’s annual financial statements for the fiscal year ended December 31, 2023 which have been filed with the US Securities and Exchange Commission on Form 20-F on March 29, 2024.

Vessel Depreciation: Depreciation is calculated using the straight-line method over the estimated useful life of the vessels, after deducting the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate, which up until December 31, 2023 was estimated to be $300 per lightweight ton. Effective January 1, 2024, the Company revised its scrap rate estimate from $300 to $430 per lightweight ton, in order to align the scrap rate estimate with the current historical average scrap prices and to better reflect current market conditions. The change in this accounting estimate, which pursuant to ASC 250 “Accounting Changes and Error Corrections” was applied prospectively and did not require retrospective application. The effect of the increase in the estimated scrap rate resulted a reduction in depreciation expense for the six months ended June 30, 2024 by $492 and a corresponding increase of $0.11 in earnings per share, basic and diluted. Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted at the date such regulations are adopted.

Recent Accounting Pronouncements Not Yet Adopted:

In November 2023, the FASB issued ASU 2023-07, which requires the disclosure of significant segment expenses that are part of an entity’s segment measure of profit or loss and regularly provided to the chief operating decision maker. In addition, it adds or makes clarifications to other segment-related disclosures, such as clarifying that the disclosure requirements in ASC 280 are required for entities with a single reportable segment and that an entity may disclose multiple measures of segment profit and loss. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be adopted retrospectively. The Company is still evaluating the effect that the adoption of this accounting standard would have on these unaudited interim condensed consolidated financial statements and related disclosures. There are no other recent accounting pronouncements the adoption of which is expected to have a material effect on the Company’s unaudited interim condensed consolidated financial statements in the current or any future periods.

In March 2024, the Securities and Exchange Commission (“SEC”) adopted climate-related reporting rules, The Enhancement and Standardization of Climate-Related Disclosures for Investors (the “SEC Climate Reporting Rules”). The SEC Climate Reporting Rules require for Non-Accelerated filers the following financial statement disclosures:

•
Expenditures and capitalized costs, excluding recoveries, incurred related to severe weather events and natural events are required, if such expenditures exceed defined disclosure thresholds. In addition, a description of material estimates and assumptions used to produce the financial statement disclosures are required.

•
If the use of carbon offsets or renewable energy credits (RECs) are a material component of the registrant’s plans to achieve climate-related targets or goals, disclosure of carbon offsets and RECs beginning and ending balances, amounts expensed, capitalized costs and losses are presented in the financial statements.

The disclosures will be phased in, with the financial statement disclosures required for annual periods beginning in 2027. The Company continues to evaluate the additional disclosures required.

3.	Going Concern:

The Company for the six months ended June 30, 2024 the Company realized a net income of $1,939 and generated cash flow from operations of $6,713. At June 30, 2024, the Company had a working capital deficit of $12,184, which includes an amount of $6,747 of unearned revenue. This amount represents current liabilities that do not require future cash settlement. As disclosed in Note 12, on July 12, 2024, the Company has entered into a share purchase agreement for the purchase of the company Seawolf Ventures Limited, a company affiliated with Mr. Evangelos J. Pistiolis, which owns the M/Y Para Bellvm for a consideration of $20,000, payable in installments up to February 12, 2025. Out of this commitment, as of the date of this report, the Company has already settled $11,100.

In the Company’s opinion, the Company will be able to finance its working capital deficit in the next 12 months with cash on hand, operational cash flow, and anticipated successful completion of its refinancing. The Company believes it has the ability to continue as a going concern and consequently, the unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
4.	Vessels, net:

The balances in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2023	409,264	(34,554)	374,710
— Depreciation	-	(6,673)	(6,673)
Balance, June 30, 2024	409,264	(41,227)	368,037

The Company’s vessel’s titles have been transferred to their respective financing banks under each respective vessel’s sale and leaseback agreement as a security.

5.	Transactions with Related Parties:

(a)
Central Mare – Executive Officers and Other Personnel Agreements: On September 1, 2010, the Company entered into separate agreements with Central Mare, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, the Company’s President and Chief Executive Officer, pursuant to which Central Mare provides the Company with its executive officers and other administrative employees (Chief Executive Officer, Chief Financial Officer, Chief Technical Officer and Chief Operating Officer), for which Central Mare charged the Company $180 and $180 for the six months ended June 30, 2023 and 2024 respectively.

(b)
Central Shipping Inc (“CSI”) – Letter Agreement and Management Agreements: On January 1, 2019, the Company entered into a letter agreement with CSI, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, which detailed the services and fees for the management of the Company’s fleet.

The fees charged by and expenses relating to CSI for the six months ended June 30, 2023 and 2024 are as follows:

	Six Months Ended June 30,
	2023	2024	Presented in:
Management fees	912	948	Management fees - related parties -Statement of comprehensive income
Superintendent fees	7	14	Vessel operating expenses -Statement of comprehensive income
	-	74	Dry-docking costs -Statement of comprehensive income
Accounting and reporting cost	180	180	Management fees - related parties -Statement of comprehensive income
Commission on charter hire agreements	514	508	Voyage expenses - Statement of comprehensive income
Financing fees	-	306	Net in Current and Non-current portions of long-term debt – Balance Sheet
Total	1,613	2,030

(c)
Series F Shares to Africanus Inc (“Africanus”): On June 30, 2023 the Company declared a dividend of $2,484 for the six months ended June 30, 2023. As of December 31, 2023 and June 30, 2024 there were no dividends due to Africanus. On February 6, 2024 the Company redeemed the remaining 3,659,627 Series F Shares for $43,916.

(d)
Charter party with Central Tankers Chartering Inc (“CTC”): For the six months ended June 30, 2023 and 2024 the CTC time charter generated $4,435 and $4,459 of revenue respectively, presented in Time charter revenues from related parties in the accompanying unaudited interim condensed consolidated statements of comprehensive income. As of June 30, 2024, there were no amounts due from CTC.

(e)
Advances for Asset Acquisition to Related Party: On June 14, 2024 the Company entered into a non-binding letter of intent (“No-Shop LOI”) with Mr. Evangelos J. Pistiolis whereby the latter was precluded from marketing or selling the M/Y Para Bellvm (100% owned by him) except to the Company for one month. The consideration for the No-Shop LOI was $1,000. The Company on July 12, 2024 entered into a share purchase agreement (“SPA”) for the purchase of M/Y Para Bellvm and the No-Shop LOI consideration was netted-off with the consideration payable by the Company for the yacht’s purchase (Note 12).

(f)
Personal Guarantee for HSBC loan: On January 15, 2024 the Company entered into a bridge loan with HSBC Private Bank (Suisse) SA (“HSBC”) (Note 7). As a prerequisite for granting the loan to the Company, HSBC requested a personal guarantee from Mr. Evangelos J. Pistiolis, which he provided in exchange for an arrangement fee of 1.00%. Since the loan was drawn-down and shortly after repaid, the Company accelerated the amortization of this arrangement fee that resulted in an expense of $280, included in Interest and finance costs in the accompanying Statement of comprehensive income.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
6.	Leases

Future minimum operating lease payments:
The Company’s future minimum operating lease payments required to be made after June 30, 2024, relating to the bareboat chartered-in vessels M/T Eco Bel Air and M/T Eco Beverly Hills are as follows:

Year ending December 31,	Bareboat charter lease payments
2024 (remainder)	4,942
2025	6,777
Total	11,719
Less imputed interest	872
Total Lease Liability	10,847

Presented as follows:
Current portion of Operating lease liabilities	7,669
Non-current portion of Operating lease liabilities	3,178

The average remaining lease term on our chartered-in contracts greater than 12 months is 17.2 months.

The bareboat chartered-in vessels generated revenue for the six months ended June 30, 2024 amounting to $7,863. The discount rate used to calculate the present value of lease payments was calculated by taking into account the original lease term and lease payments and was estimated to be 6.72% (same as the weighted average discount rate), which was the Company’s estimated incremental borrowing rate, at the inception of the lease, that reflects the interest the Company would have to pay to borrow funds on a collateralized basis over a similar term and similar economic environment. The cash paid for operating leases with original terms greater than 12 months was $5,096 for the six months ended June 30, 2024.

Lease arrangements, under which the Company acts as the lessor

Charter agreements:
As of June 30, 2024, the Company operated one vessel (M/T Marina Del Ray) under a time charter with Weco Tankers A/S, one vessel (M/T Eco Oceano Ca) under a time charter with CTC, two vessels (M/T Eco West Coast and M/T Eco Malibu) with Clearlake Shipping Pte Ltd and four vessels (M/T’s Eco Bel Air, Eco Beverly Hills, Julius Caesar and Legio X Equestris) under time charters with Trafigura Maritime Logistics Pte Ltd.

Future minimum time-charter receipts of the Company’s vessels in operation as of June 30, 2024, based on commitments relating to non-cancellable time charter contracts, are as follows:

Year ending December 31,	Time Charter receipts
2024 (remaining)	42,402
2025	85,085
2026	60,782
2027	36,816
2028 and thereafter	81,173
Total	306,258

In arriving at the minimum future charter revenues, an estimated 20 days off-hire time to perform scheduled dry-docking in the year the drydocking is expected on each vessel has been deducted, and it has been assumed that no additional off-hire time is incurred, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
7.	Debt:

Details of the Company’s credit facilities are discussed in Note 7 of the Company’s annual financial statements for the year ended December 31, 2023 and changes in the six months ended June 30, 2024 are discussed below.

Bank / Vessel(s)
	December 31, 2023	June 30, 2024
Total long term debt:
2nd AVIC Facility (M/T Eco West Coast)	40,817	39,717
Huarong Facility (M/T Eco Malibu)	41,000	39,900
Cargill Facility (M/T Eco Marina Del Ray)	23,094	-
2nd CMBFL Facility (M/T Eco Marina Del Ray)	-	28,000
1st CMBFL Facility (M/T Julius Caesar and M/T Legio X Equestris)	98,552	123,618
1st AVIC Facility (M/T Eco Oceano Ca)	42,777	41,422
Total long term debt	246,240	272,657
Less: Deferred finance fees	(4,279)	(6,450)
Less: Debt discount relating to Vessel fair value participation liability	(1,463)	-
Total long term debt net of deferred finance fees and debt discounts	240,498	266,207

Presented:
Current portion of long-term debt	12,418	13,993
Long term debt	228,080	252,214

Total Debt net of deferred finance fees	240,498	266,207

Cargill Facility

On June 29, 2018 the Company entered into a Sale and Leaseback agreement (“SLB”) and a five-year time charter with Cargill International SA (“Cargill”), a non-affiliated party, for its newbuilding vessel M/T Eco Marina Del Ray delivered in March 2019. Consummation of the SLB took place on the vessel’s delivery date. Following the sale, the Company bareboat chartered back the vessel at a bareboat hire rate of $8,600 per day and simultaneously the vessel commenced its five-year time charter with Cargill. As part of this transaction, the Company had the obligation to buy back the vessel at the end of the five-year period for $22,671. The Company had also entered into a fair value appreciation sharing agreement with Cargill whereby it would share with the latter 25% of the excess of the fair market value of the vessel over a predetermined amount amortized on a daily basis to the facility’s maturity when the vessel was sold or when the loan matured. As a result of Cargill’s entitlement to participate in the appreciation of the market value of the vessel and the Company recognized a participation liability of $5,000 as of December 31, 2023, presented in “Vessel fair value participation liability” in the consolidated balance sheets, with a corresponding debit to a debt discount account, presented contra to the loan balance. The Company purchased the vessel on May 1, 2024, on which date the value of the Fair value participation was $4,956. During the six months ended June 30, 2024, the Company amortized $1,419 of Debt discount related to this fair value participation liability, such amortization is presented in Interest and finance costs in the unaudited interim condensed consolidated statements of comprehensive income.

1st CMBFL SLBs

On November 23, 2021 the Company entered into an SLB with China Merchants Bank Financial Leasing Co. Ltd. (“CMBFL”), for its vessels M/T Julius Caesar and M/T Legio X Equestris. Consummation of the SLB took place on January 17 and March 2, 2022, respectively (the “Old CMBFL SLBs”). Following the sale, the Company has bareboat chartered back the vessels for a period of eight years at bareboat hire rates comprising of 32 consecutive quarterly installments of $675 and a balloon payment of $32,403 payable together with the last installment, plus interest based on the three months LIBOR (that was switched to Term SOFR in July 2023 and September 2023 for M/T Julius Caesar and M/T Legio X Equestris respectively) plus 2.60%.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
On January 16 and January 23, 2024, the Company exercised its purchase options under the Old CMBFL SLBs and took full ownership of M/Ts Julius Caesar and Legio X Equestris for $48,604 and $49,272 respectively. Following the vessels purchase that was facilitated via Company’s cash and a short-term revolving bridge loan from HSBC Private Bank (Suisse) SA (“HSBC” and the “HSBC Bridge”), the Company on January 18 and January 25, 2024 concluded SLBs (the “1st CMBFL SLBs”) for the financing of M/Ts Julius Caesar and Legio X Equestris respectively from the same institution (CMBFL). The duration of the 1st CMBFL SLBs is for eight years and the Company has continuous options, after the first year, to buy back the vessels at purchase prices stipulated in the 1st CMBFL SLBs depending on when the option will be exercised and at the end of the eight-year period the Company has an option to buy back the vessels for a consideration of $37,500 per vessel. The 1st CMBFL SLBs have a fixed bareboat hire rate of $7,300 per annum that includes both interest and repayment. The consideration from the 1st CMBFL SLBs amounted to $125,000 ($62,500 per vessel) and the SLBs have similar customary covenants and event of default clauses as the SLBs that preceded them with CMBFL. Under the HSBC Bridge the Company drew down $20,000 on January 16, 2024 for the purchase of M/T Julius Caesar that were repaid on January 18, 2024 and another $8,000 on January 23, 2024 for the purchase of M/T Legio X Equestris that were repaid on January 25, 2024. The HSBC Bridge was for a maximum amount of $24,000 at any time, carried an interest of 3% plus term SOFR and was guaranteed by Mr. Evangelos J. Pistiolis, for which guarantee Mr. Evangelos J. Pistiolis charged the Company a 1% fee on the amounts drawn down.

The 1st CMBFL SLBs were accounted for as a financing transaction, as control will remain with the Company and the two vessels will continue to be recorded as assets on the Company’s balance sheet. In addition, the Company has continuous options to repurchase the vessels below fair value. Finally, the Company treated the 1st CMBFL SLBs as a debt modification (refinancing) of the Old CMBFL SLBs.

2nd CMBFL SLB

On May 1, 2024 the Company consummated an SLB with CMBFL (the “2nd CMBFL SLB”), for its vessel M/T Eco Marina Del Ray. Following the sale, the Company has bareboat chartered back the vessel for a period of seven years at bareboat hire rates comprising of 28 consecutive quarterly installments of $500 and a balloon payment of $14,000 payable together with the last installment, plus interest based on the three months Term SOFR plus 2.60%.

As part of this transaction, the Company has continuous options to buy back the vessel at purchase prices stipulated in the bareboat agreement depending on when the option will be exercised and at the end of the seven-year period it has an option to buy back the vessel at a cost represented by the balloon payment. The gross proceeds from the sale were $28,000.

The 2nd CMBFL SLB contains customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements including (i) a ratio of total net debt to the aggregate market value of the Company’s fleet, current or future, of no more than 75% and (ii) minimum free liquidity of $500 per vessel at the guarantor’s level. Additionally, the 2nd CMBFL SLB contains restrictions on the shipowning company incurring further indebtedness or guarantees and paying dividends when in default or if such dividend payment would result in an event of default or termination event under the 2nd CMBFL SLB. The same dividend restrictions apply to the Company as well. The 2nd CMBFL SLB has a change of control provision whereby there may not be a change of control of the Company, save with the prior written consent of the financier.

The 2nd CMBFL SLB is secured mainly by the following:

•	Ownership of M/T Eco Marina Del Ray;
•	Assignment of insurances and earnings of M/T Eco Marina Del Ray;
•	Specific assignment of any time charters of M/T Eco Marina Del Ray with duration of more than 12 months;
•	Corporate guarantee of the Company;
•	Pledge of the shares of M/T Eco Marina Del Ray’s shipowning subsidiary;
•	Pledge over the earnings account of M/T Eco Marina Del Ray.

The 2nd CMBFL SLB was accounted for as a financing transaction, as control will remain with the Company and the vessel will continue to be recorded as an asset on the Company’s balance sheet. In addition, the Company has continuous options to repurchase the vessel below fair value.

As of June 30, 2024, the Company was in compliance with all debt covenants with respect to its credit facilities. The fair value of debt outstanding on June 30, 2024, after excluding unamortized financing fees, amounted to $268,250 when valuing the 1st CMBFL SLBs on the basis of the Commercial Interest Reference Rates (“CIRR”s) as applicable on June 30, 2024, which is considered to be a Level 2 item in accordance with the fair value hierarchy. As of June 30, 2024 the applicable average SOFR was 5.3%.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
8.	Commitments and Contingencies:

No commitments or contingences arose in the six months ended June 30, 2024.

9.	Common Stock, Additional Paid-In Capital and Dividends:

A discussion of the Company’s common stock, additional paid-in capital and dividends can be found in the Company’s annual financial statements for the fiscal year ended December 31, 2023 which have been filed with the Securities and Exchange Commission on Form 20-F on March 29, 2024.

Equity distribution agreement: On May 24, 2024, the Company, entered into an equity distribution agreement, or as they are commonly known, at-the-market offering (“ATM”), with Maxim Group LLC (“Maxim”). Under the ATM the Company may sell up to $5,800 of its common stock with Maxim acting as a sales agent. Since Maxim was acting solely as a sales agent, it had no right to require any common stock sales. No warrants, derivatives, or other share classes were associated with this ATM. The Company hasn’t issued any common shares pursuant to this ATM.

No dividends were paid to common stock holders in the six months ended June 30, 2023 and 2024.

10.	Earnings Per Common Share:

All shares issued are included in the Company’s common stock and have equal rights to vote and participate in dividends and in undistributed earnings. The components of the calculation of basic and diluted Earnings per share for the six months ended June 30, 2023 and 2024 are as follows:

	Six months ended June 30,
	2023	2024
Net Income	5,774	1,939
Less: Dividends of Preferred shares	(3,485)	-
Earnings attributable to common shareholders, basic	2,289	1,939
Weighted average common shares outstanding, basic	1,482,756	4,626,197
Earnings per share, basic	1.54	0.42

Earnings attributable to common shareholders, basic	2,289	1,939
Add: Dividends of Convertible preferred shares	1,001	-
Earnings attributable to common shareholders, diluted	3,290	1,939

Effect of dilutive securities:
Series E Shares	1,273,863	-
Weighted average common shares outstanding, diluted	2,756,619	4,626,197
Earnings per share, diluted	1.19	0.42

For the period ended June 30, 2024, since all of the Company’s warrants were out of the money, no dilutive shares were assumed from their exercise.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
11.	Fair Value of Financial Instruments and Derivative Instruments:

The principal financial assets of the Company consist of cash on hand and at banks, restricted cash, deposit assets, prepaid expenses and other receivables. The principal financial liabilities of the Company consist of long term loans, accounts payable due to suppliers, amounts due to related parties and accrued liabilities.

a)
Interest rate risk: The Company as of June 30, 2024 is subject to market risks relating to changes in interest rates, since all of its debt except the 1st CMBFL facility is subject to floating interest rates.

b)
Credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which it places its temporary cash investments.

c)	Fair value:

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short term maturities. The Company considers its creditworthiness when determining the fair value of its liquid assets.

The Company follows the accounting guidance for Fair Value Measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The guidance requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
12.	Subsequent Events:

On July 12, 2024 Top Mega Yachts Inc., an 100% subsidiary of the Company, entered into a share purchase agreement (“SPA”) for the purchase of the company Seawolf Ventures Limited (the “SPV”), a company affiliated with Mr. Evangelos J. Pistiolis (the “Seller”), which owns the M/Y Para Bellvm (the “Transaction”). The closing date of the Transaction is set to October 15, 2024 (“Closing Date”), whereby the yacht will be delivered to the Company and the Company will assume control of the SPV and on that date the Company will be deemed to receive the assets and assume the liabilities of the SPV.

The M/Y Para Bellvm is a Marshall Islands flagged motor yacht with a gross tonnage of 499 tons. The consideration of the purchase was $20,000 and is payable by the Company as follows:

•	The consideration of the No-Shop LOI ($1,000) was applied against the consideration payable on signing of the SPA;
•	An amount of $10,100 (the “First Installment”) was paid to the Seller on July 12, 2024;
•	An amount of $1,100 (the “Second Installment”) shall be paid to the Seller on a date that is no later than 30 days after the First Installment;
•	An amount of $1,100 (the “Third Installment”) shall be paid to the Seller on a date that is no later than 30 days after the Second Installment;
•	An amount of $1,100 (the “Fourth Installment”) shall be paid to the Seller on a date that is no later than 30 days after the Third Installment;
•	An amount of $1,100 (the “Fifth Installment”) shall be paid to the Seller on a date that is no later than 30 days after the Fourth Installment;
•	An amount of $1,100 (the “Sixth Installment”) shall be paid to the Seller on a date that is no later than 30 days after the Fifth Installment;
•	An amount of $2,100 (the “Seventh Installment”) shall be paid to the Seller on a date that is no later than 30 days after the Sixth Installment;
•
An amount of $1,300 including any adjustments for working capital of the SPV as of the Closing Date (the “Final Installment”) shall be paid to the Seller on a date that is no later than 30 days after the Seventh Installment.

The Transaction was approved by a special committee of the Company’s board of directors, (the “Transaction Committee”), of which all of the directors were independent. In the course of its deliberations, the Transaction Committee hired and obtained a fairness opinion from an independent financial advisor.